SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report June 12, 2003

NOVATEL INC.

Commission File No. 0-29004

1120 — 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

                                 The following exhibit is filed as part of this report on Form 6-K:

No.	Document

1.	Press Release dated June 11, 2003 announcing NovAtel Inc. and Leica Geosystems sign Umbrella Agreement to develop new Precise Positioning Technologies.

            SIGNATURES

                                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 12, 2003	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer

                                                                                         EXHIBIT INDEX

No.	Document

1.	Press Release dated June 11, 2003 announcing NovAtel Inc. and Leica Geosystems sign Umbrella Agreement to develop new Precise Positioning Technologies.